Exhibit 4

CONSENT OF INDEPENDENT AUDITORS

We consent to the use of our report dated March 15, 2006 with respect to the consolidated audited financial statements of New Gold Inc. included in this Annual Report on Form 40-F for the year ended December 31, 2005, filed with the U.S. Securities and Exchange Commission.

/s/ DeVisser Gray
DeVisser Gray
Chartered Accountants
Vancouver, British Columbia, Canada

March 28, 2006